Registration Statement No. 333-217200

Filed Pursuant to Rule 433

Pricing Term Sheet

Dated September 5, 2019

Bank of Montreal

US$500,000,000

Senior Medium-Term Notes, Series E

consisting of

US$500,000,000 Floating Rate Notes due 2021

Issuer:	Bank of Montreal (the “Bank”)

Title of Securities:	Floating Rate Senior Notes due 2021 (the “Notes”)

Aggregate Principal Amount Offered:	US$500,000,000

Maturity Date:	September 10, 2021

Price to Public:	100.000%, plus accrued interest, if any, from September 10, 2019.

Underwriting Commission:	0.20% per Note.

Net Proceeds to the Bank after Underwriting Commission and Before Expenses:	US$499,000,000

Coupon:	For each Interest Period, the then-applicable Three-Month LIBOR rate for U.S. dollars, determined on the Interest Determination Date for that Interest Period, plus 0.40% (40 basis points). In no event will the interest on the Notes be less than zero.

Interest Payment Dates:	March 10, June 10, September 10 and December 10 of each year, beginning on December 10, 2019 (each, an “Interest Payment Date”). Interest will accrue from September 10, 2019.

Regular Record Dates:	February 23, May 26, August 26 and November 25

Interest Determination Dates:	The second London Business Day immediately preceding the applicable interest reset date (as provided for below). The Interest Determination Date for the initial Interest Period will be the second London Business Day immediately preceding the Settlement Date.

Interest Reset Date:	Each Interest Payment Date.

Interest Period:	The period commencing on any Interest Payment Date (or, with respect to the initial Interest Period only, commencing on September 10, 2019) to, but excluding, the next succeeding Interest Payment Date, and in the case of the last such period, from and including the Interest Payment Date immediately preceding the Maturity Date to but not including such Maturity Date.

London Business Day:	Any day on which dealings in U.S. dollars are transacted in the London interbank market.

Three-Month LIBOR:

For any Interest Determination Date, the offered rate for deposits in the London interbank market in U.S. dollars having an index maturity of three months, as of approximately 11:00 a.m., London time, on such Interest Determination Date. LIBOR will be determined by the offered rate appearing on the Reuters screen LIBOR01 page or any replacement page or pages on which London interbank rates of major banks for U.S. dollars are displayed (such determination to be made as set forth in the prospectus supplement accompanying the pricing supplement).

If the Calculation Agent determines on an Interest Determination Date that three-month LIBOR has been discontinued, then the Calculation Agent will use a substitute or successor base rate that it has determined in its sole discretion is most comparable to three-month LIBOR, provided that if the Calculation Agent determines there is an industry-accepted successor base rate that shall have replaced three-month LIBOR in the relevant market at the relevant time, then the Calculation Agent shall use such successor base rate. If the Calculation Agent has determined a substitute or successor base rate in accordance with the foregoing, the Calculation Agent in its sole discretion may determine the business day convention, the definition of business day and the interest determination dates to be used, and any other relevant methodology for calculating such substitute or successor base rate, including any adjustment factor needed to make such substitute or successor base rate comparable to three-month LIBOR, in a manner that is consistent with industry-accepted practices for such substitute or successor base rate. Unless the Calculation Agent uses a substitute or successor base rate as so provided, the provisions as described in the prospectus supplement accompanying the pricing supplement under “Description of the Notes We May Offer — Interest Rates — Floating Rate Notes — LIBOR Notes” will apply.

Day Count:	Actual/360

Day Count Convention:	If any Interest Payment Date falls on a day that is not a business day for the Notes, the Bank will postpone the making of such interest payment to the next succeeding business day (and interest thereon will continue to accrue to but excluding such succeeding business day) unless the next succeeding business day is in the next succeeding calendar month, in which case such Interest Payment Date shall be the immediately preceding business day and interest shall accrue to but excluding such preceding business day. If the Maturity Date or a redemption date for the Notes would fall on a day that is not a business day, the payment of interest and principal will be made on the next succeeding business day, but no additional interest shall accrue and be paid unless the Bank fails to make payment on such next succeeding business day.

Calculation Agent:	BMO Capital Markets Corp. For each Interest Period, the Calculation Agent will calculate the amount of accrued interest by multiplying the principal amount of the Note by an accrued interest factor for the Interest Period. This factor will equal the sum of the interest factors calculated for each day during the Interest Period. The interest factor for each day will be expressed as a decimal and will be calculated by dividing the interest rate, also expressed as a decimal, applicable to that day by 360.

Redemption Provisions:	The Notes may be redeemed upon the occurrence of certain events pertaining to Canadian taxation.

Canadian Bail-in Powers Acknowledgement:	Yes. The Notes are subject to bail-in conversion under the Canadian bail-in regime.

Trade Date:	September 5, 2019

Settlement Date:	September 10, 2019 (T+3)

CUSIP:	06367WQD8

Denominations:	US$2,000 and multiples of US$1,000 in excess thereof.

Joint Book-Running Managers:	BMO Capital Markets Corp. BofA Securities, Inc.

The Notes are bail-inable debt securities (as defined in the prospectus) and subject to conversion in whole or in part – by means of a transaction or series of transactions and in one or more steps – into common shares of the Bank or any of its affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (Canada) (the “CDIC Act”) and to variation or extinguishment in consequence, and subject to the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the Notes.

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Notes more than two business days prior to the settlement date will be required, by virtue of the fact that the Notes initially will settle in three business days (T+3), to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

The Bank has filed a registration statement (File No. 333-217200) (including a pricing supplement, a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the documents incorporated therein by reference that the Bank has filed with the SEC for more complete information about the Bank and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Bank, any underwriter or any dealer participating in the offering will arrange to send you the pricing supplement, the prospectus supplement and the prospectus if you request them by calling BMO Capital Markets Corp. toll-free at 1-866-864-7760 or BofA Securities, Inc. toll-free at 1-800-294-1322.

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